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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

11019752

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2010 (MM/DD/YY) AND ENDING 12-31-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAM Securities, LLC formerly MAM Wealth Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15456 Ventura Blvd., Suite 302
(No. and Street)

Encino	CA	91403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex M. Martinez — 818-849-3284 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP2
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OATH OR AFFIRMATION

I, Alex M. Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAM Securities, LLC formerly MAM Wealth Management, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 25 day of Feb, 2011, by Alex M. Martinez, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature

Signature

Principal
Title

PATRICK B. MACERTOON
COMM. # 1808928
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES AUG. 9, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

MAM SECURITIES, LLC
Formerly MAM WEALTH MANAGEMENT, LLC

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2010

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR (AMENDED)

Members
MAM Securities, LLC formerly
MAM Wealth Management, LLC
Encino, California

I have audited the accompanying statement of financial condition of MAM Securities, LLC formerly MAM Wealth Management, LLC (the "Company") as of December 31, 2010 and related statements of income (loss), changes in member's equity and changes in financial condition for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of MAM Securities, LLC formerly MAM Wealth Management, LLC as of December 31, 2010 and the results of its income (loss), member's equity and changes in financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 23, 2011

MAM SECURITIES, LLC
Formerly MAM WEALTH MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	
Checking	$ 66,816
Total Cash	66,816
Commissions receivable	16,074
Total Assets	$ 82,890

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 2,382
Commissions payable	49,690
Accrued liabilities	4,221
Total Liabilities	56,293
Member's Equity	
Capital	26,597
Total Member's Equity	26,597
Total Liabilities and Member's Equity	$ 82,890

See Accompanying Notes to Financial Statements

MAM SECURITIES, LLC
Formerly MAM WEALTH MANAGEMENT, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues	
Management fees	$ 281,332
Commission income	127,217
Interest income	5
Other income	25,860
Total Revenues	434,414
Operating Expenses - Page 12	476,576
(Loss) Before Taxes	(42,162)
State Tax Provision	1,700
Net Income (Loss)	$(43,862)

See Accompanying Notes to Financial Statements

MAM SECURITIES, LLC
Formerly MAM WEALTH MANAGEMENT, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Capital
Balance, December 31, 2009	$ 71,959
Contributions	500
Distributions	(2,000)
Net income (loss)	(43,862)
Balance, December 31, 2010	$ 26,597

See Accompanying Notes to Financial Statements

MAM SECURITIES, LLC
Formerly MAM WEALTH MANAGEMENT, LLC
STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities:	
Net income (loss)	$(43,862)
Changes in operating assets and liabilities:	
Commission receivable	53,466
Securities	25,365
Accounts payable	(226)
Commissions payable	27,190
State taxes payable	(900)
Margin loan payable	(7,856)
Accrued liabilities	4,221
Net Cash Provided by Operating Activities	57,398
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities:	
Contributions	500
Distributions	(2,000)
Net Cash Used by Financing Activities	(1500)
Net Increase in Cash	55,898
Cash at December 31, 2009	10,918
Cash at December 31, 2010	$ 66,816
Supplemental Cash Flow Information:	
Cash paid for state taxes	$ 800
Cash paid for interest	$ 138

See Accompanying Notes to Financial Statements

MAM SECURITIES, LLC
Formerly MAM WEALTH MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION AND NATURE OF BUSINESS.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). In 2007 the NASD and NYSE Member Regulation consolidated to Form FINRA (Financial Industry Regulatory Agency). The Company is a California limited liability company with an office in Encino, California.

The Company was organized to conduct business in portfolio management services commencing January 28, 2003.

Basis of Presentation
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For financial statements purposes, the Company considers money market accounts as cash equivalents.

Income Taxes
The Company is treated as a single member LLC for federal income tax purposes. Consequently, Federal income taxes are not payable by or provided by the Company. The member is taxed individually on the Company's earnings.

The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include an $800 minimum tax and a gross revenue fee of $900 for revenue over $250,000.

Recent Accounting Pronouncements
The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

MAM SECURITIES, LLC
Formerly MAM WEALTH MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION AND NATURE OF BUSINESS – (Continued)

Recent Accounting Pronouncements (Continued)
Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2010, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 2 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such provisions. See Page 9.

NOTE 3 – PENDING LEGAL ISSUES

The Company is currently under investigation by the SEC and has a pending arbitration before FINRA. The outside counsels for the Company have advised that at this stage of the proceedings, they could not offer an opinion as to probable outcome of these matters. Accordingly, no provision for loss has been recorded in the accompanying financial statements for 2010.

NOTE 4 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

During the year ended December 31, 2010, SIPC raised its member's assessment to 0.0025 of each member's securities business total revenue. The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal years ending December 31, 2010 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 5 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2010 through February 23, 2011, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

MAM SECURITIES, LLC
Formerly MAM WEALTH MANAGEMENT, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2010

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 26,597
Non-allowable assets – see page 10	(16,074)
Net Capital	$ 10,523
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness	$ 3,753
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 5,523
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 4,894
Computation of Aggregate Indebtedness	
Total aggregate indebtedness	$ 56,293
Percentage of aggregate indebtedness to net capital	535%

Reconciliation

The following is a reconciliation as of December 31, 2010 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

Unaudited Net Capital	$ 12,304
Unrecorded liabilities	(1,781)
Audited Net Capital	$ 10,523

See Accompanying Notes to Financial Statements

MAM SECURITIES, LLC
Formerly MAM WEALTH MANAGEMENT, LLC
NON-ALLOWABLE ASSETS
DECEMBER 31, 2010

NON-ALLOWABLE ASSETS

Commission receivable	$ 16,074

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

SCHEDULE II

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Members
MAM Securities, LLC
formerly MAM Wealth Management, LLC
Encino, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2010 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 23, 2011

MAM SECURITIES, LLC
Formerly MAM WEALTH MANAGEMENT, LLC
SCHEDULE II
OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2010

Operating Expenses

Accounting	$ 3,500
Advertising	2,026
Bank service charges	897
Computer & software	756
Commissions	355,983
Consulting	2,383
Dues & subscriptions	250
Insurance	10,849
Interest expense	138
Licenses and fees	6,700
Miscellaneous	14,373
Office expense	1,503
Office supplies	3,920
Postage	2,235
Professional fees	64,286
Rent	6,000
Travel & entertainment	777
Total Operating Expenses	$476,576

MAM SECURITIES, LLC
Formerly MAM WEALTH MANAGEMENT, LLC
SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2010

A computation of reserve requirement is not applicable to MAM Securities, LLC, formerly MAM Wealth Management, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

MAM SECURITIES, LLC
Formerly MAM WEALTH MANAGEMENT, LLC
SCHEDULE IV – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2010

Information relating to possession or control requirements is not applicable to MAM Securities, LLC, formerly MAM Wealth Management, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II
Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Members
MAM Securities, LLC,
formerly MAM Wealth Management, LLC
Encino, California

In planning and performing my audit of the financial statements of MAM Securities, LLC, formerly MAM Wealth Management, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members
MAM Securities, LLC,
formerly MAM Wealth Management, LLC
Encino, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 23, 2011